UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            JPS TEXTILE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  46624B30
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
                               February 17,1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1  of 8 pages

                                  SCHEDULE 13G

----------------------------------     ----------------------------------------
CUSIP No. 46624B30                         Page 2          of   8       Pages
          -----------                         ---- --        --------
----------------------------------     ----------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Swiss Bank Corporation
TIN: 13-5424347
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Switzerland
------------------------------------------------------------------------------
                             5         SOLE VOTING POWER

        NUMBER OF                              410,886
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                                616,328
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                               410,886
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                               616,328
------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          1,027,214
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|


-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.3%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          HC CO
-------------------------------------------------------------------------------

                               Page 2   of  8  Pages

                                  SCHEDULE 13G

----------------------------------     ----------------------------------------
CUSIP No. 46624B30                         Page 3          of    8      Pages
          -----------                         ---- --        --------
----------------------------------     ----------------------------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SBC Restructuring and Recovery Ltd.

-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION


          Cayman Islands
------------------------------------------------------------------------------
                             5         SOLE VOTING POWER

        NUMBER OF                              0
          SHARES           ----------------------------------------------------
       BENEFICIALLY          6         SHARED VOTING POWER
         OWNED BY
           EACH                                616,328
        REPORTING          ---------------------------------------------------
       PERSON WITH           7         SOLE DISPOSITIVE POWER

                                               0
                           ----------------------------------------------------
                             8         SHARED DISPOSITIVE POWER

                                               616,328
------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          616,328
-------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       |_|


-------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.18%
-------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          PN
-------------------------------------------------------------------------------

                               Page 3   of  8  Pages

                                                               Page 4 of 8 Pages

Item 1(a). Name of Issuer:

JPS Textile Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

555 North Pleasantburg Drive, Suite 202,
Greenville, South Carolina 29607

Item 2(a). Name of Person Filing:

Swiss  Bank  Corporation   ("SBC")  and  SBC  Restructuring  and  Recovery  Ltd.
("SBCRR").

Item 2(b). Address of Principal Business Office:

SBC's principal business office is located at:

Aeschenplatz 6 CH-4002
Basel, Switzerland

SBCRR's principal business office is located at:

c/o Swiss Bank Corporation
222 Broadway, 20th floor
New York, New York 10038

Item 2(c). Citizenship:

Incorporated by reference to Item 4 of the cover pages.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e). CUSIP Number:

46624B30

Item 3.

If this statement is filed pursuant to ss.ss.240.13d-1(b) of 240.13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of Act (15 U.S.C.
78o).

     (b) [ ] Bank as defined in section 3(a)(b) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                                                               Page 5 of 8 Pages

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (14 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to ss.240.13d-1(c), check this box [X}.

SBC is a parent holding company in accordance with section
240.13d-1(b)(1)(ii)(G). SBCRR is a passive investor who owns less than 20% of the Common Stock of JPS Textile Group, Inc. (the "Common Stock") under section 240.13d-1(c), as amended February 17, 1998.

Item 4. Ownership:

(a-b) Amount Beneficially Owned:

SBC, through its London branch, is the beneficial owner of 410,886 shares of Common Stock, representing 4.12% of the class of securities. SBCRR is the beneficial owner of 616,328 shares of Common Stock, representing 6.18% of the class of securities. The shares owned by SBCRR are aggregated with the shares of SBC, the indirect parent of SBCRR.

(c) SBC has sole power to vote and dispose of the 410,886 shares owned by its London branch. SBC, through its New York branch, has sole power to vote and dispose of the 616,328 shares owned by SBCRR.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Accounts managed on a discretionary basis by SBC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. No account holds more than 5 percent of the outstanding Common Stock.

                                                               Page 6 of 8 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 3 above.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 7 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                   SWISS BANK CORPORATION, LONDON BRANCH

                                   By:  /s/ Bernd E. Kallmeyer
                                        ---------------------------------
                                        Name:  Bernd E. Kallmeyer
                                        Title: Attorney-In-Fact


                                   By:  /s/ Lauren C. Alter
                                        ---------------------------------
                                        Name:  Lauren C. Alter
                                        Title: Associate Director,
                                                 Legal Affairs
                                                 Attorney-In-Fact

                                   SBC RESTRUCTURING AND RECOVERY LTD.


                                   By:  /s/ Bernd E. Kallmeyer
                                        ---------------------------------
                                        Name:  Bernd E. Kallmeyer
                                        Title: Attorney-In-Fact


                                   By:  /s/ Lauren C. Alter
                                        ---------------------------------
                                        Name:  Lauren C. Alter
                                        Title: Associate Director,
                                                 Legal Affairs
                                                 Attorney-In-Fact

Dated: March 6, 1998

                                                               Page 8 of 8 Pages


                            EXHIBIT A TO SCHEDULE 13G


                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

     The undersigned hereby agree, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the annexed statement on
Schedule 13G and all amendments thereto shall be filed on behalf of each of them.



                                   SWISS BANK CORPORATION, LONDON BRANCH

                                   By:  /s/ Bernd E. Kallmeyer
                                        ---------------------------------
                                        Name:  Bernd E. Kallmeyer
                                        Title: Attorney-In-Fact


                                   By:  /s/ Lauren C. Alter
                                        ---------------------------------
                                        Name:  Lauren C. Alter
                                        Title: Associate Director,
                                                 Legal Affairs
                                                 Attorney-In-Fact

                                   SBC RESTRUCTURING AND RECOVERY LTD.


                                   By:  /s/ Bernd E. Kallmeyer
                                        ---------------------------------
                                        Name:  Bernd E. Kallmeyer
                                        Title: Attorney-In-Fact


                                   By:  /s/ Lauren C. Alter
                                        ---------------------------------
                                        Name:  Lauren C. Alter
                                        Title: Associate Director,
                                                 Legal Affairs
                                                 Attorney-In-Fact


Dated: March 6, 1998